

September 7, 2012

Via E-mail
Mr. Hugh Potts, Jr.
Chief Executive Officer
First M&F Corporation
134 West Washington Street
Kosciusko, MS 39090

> **Re:** **First M&F Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 000-09424**

Dear Mr. Potts:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. We note that you checked the box on the first page of your 10-K to indicate that you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. However, we are unable to locate on your corporate website the required Interactive Data Files. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management, page 39

2.   We note the tabular disclosure on page 41 of your three largest construction and development loans and four largest commercial real estate loans considered to be nonaccrual as of December 31, 2011. Please address the following:

- Tell us how often you obtain updated appraisals for nonaccrual and/or impaired collateral dependent loans and whether this policy varies by loan type.
- We note that the carrying value and related impairment allowances for these loans appear to be determined based upon appraisals, most of which have recent appraisals from 2008 to 2010. Please tell us the types of adjustments you make to appraisal values to determine the fair value of collateral, including those made as a result of outdated appraisals. Please specifically provide us with a detailed understanding as to how you determined the fair values and related allowance for loan losses for these loans as of December 31, 2011 and for the interim period ended June 30, 2012 taking into consideration the significant passage of time in most cases since the most recent appraisals.
- Tell us the amount of collateral dependent loans as of June 30, 2012 for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.
- Tell us and revise your future filings to disclose your accounting policy and procedures related to the use of appraisals in determining your allowance for loan losses for specifically identified impaired loans.

Controls and Procedures

Disclosure Controls and Procedures, page 111

3.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are sufficiently effective to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." Supplementally advise, and revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Changes in Internal Control Over Financial Reporting, page 111

4.   You state "[s]ubsequent to the Evaluation Date, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls." Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K. This comment also applies to your quarterly reports on Forms 10-Q for the periods ended March 31 and June 30, 2012.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

General

5.   Please amend your Form 10-K/A to include the entire Item 8 financial statement information and footnotes along with updated certifications. Refer to Exchange Act Rule 12b-15.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney